Page 1	June 7, 2018

VIA EDGAR TRANSMISSION

Ms. Tonya K. Aldave

Mr. John Dana Brown
Division of Corporation Finance

Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      Gol Intelligent Airlines Inc.

Registration Statement on Form F-3

Filed April 30, 2018

File No. 333-224546

Response to Staff Comment Letter dated May 24, 2018

Dear Ms. Aldave and Mr. Brown:

Gol Linhas Aéreas Inteligentes S.A. (Gol Intelligent Airlines Inc., or the “Company”) received a comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) on May 24, 2018, regarding the Company’s Registration Statement on Form F-3, filed on April 30, 2018 (the “Form F-3”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below each comment.

SEC Comment No. 1.

1)      We note your disclosure on page 13 related to the mandatory arbitration provision applicable to your shareholders, including holders of ADSs. Discuss the impact of these provisions on U.S. holders of your shares or ADSs under the federal securities laws. Additionally state whether the provision will be deemed to waive your compliance with the federal securities laws. Confirm whether your intended use of arbitration is a requirement of your stock exchange listing and add a related risk factor as appropriate.

Response to Comment No. 1.

The mandatory arbitration provision is a requirement of the B3 S.A. – Brasil, Bolsa, Balcão (the “B3”), which is the Brazilian stock exchange on which the Company’s preferred shares trade. The B3 requires that, in connection with a listing on the Level 2 segment of the Differentiated Corporate Governance Practices, a company and its controlling shareholders, directors, officers and the members of its fiscal board undertake to refer to the B3 Arbitration Chamber any and all disputes, including between the company and its shareholders, relating to or derived from the enforceability, validity, applicability, interpretation or breach of Brazilian corporate law, its bylaws, rules published by the Brazilian National Monetary Council (Conselho Monetário Nacional, or the “CMN”), the Brazilian Central Bank or the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or the “CVM”) and other rules applicable to the Brazilian capital markets in general, including Level 2 rules, the Level 2 listing agreement, Level 2 sanctions regulations and the rules of the B3 Arbitration Chamber.

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The mandatory arbitration provision does not waive the Company’s compliance with U.S. federal securities laws.

As a general matter, the mandatory arbitration provision has no impact on U.S. holders of the Company’s preferred shares or ADSs under the U.S. federal securities laws. The provision only impacts a U.S. holder of the Company’s preferred shares by requiring that any claims by such holder in Brazil under the Brazilian laws and regulations referred to above be subject to the mandatory arbitration provision. Therefore, if a U.S. holder of ADSs wants to bring such a claim, it would need to first unwind its ADSs in order to receive the underlying preferred shares, after which it could bring the claim to arbitration in Brazil.

This is in line with the holding in In re: Petrobras Securities Litigation, 116 F.Supp.3d 368 (S.D.N.Y. filed Jul. 30, 2015), that a purchase of a Brazilian company’s shares on a Brazilian stock exchange may indicate the purchaser’s consent to be bound by a mandatory arbitration provision in the company’s bylaws but this consent does not extend to claims under the U.S. federal securities laws relating to ADSs purchased in transactions in the U.S.

The Company respectfully concludes, therefore, that inclusion of a specific risk factor on the impact of the mandatory arbitration provision on U.S. holders of its preferred shares and ADSs is not necessary, however, it will undertake to improve and clarify its disclosure regarding the mandatory arbitration provision by means of an amendment or prospectus supplement to the Form F-3, as applicable, to state the following:

In connection with our listing on the Level 2 segment of the Differentiated Corporate Governance Practices of the B3, we and our controlling shareholder, directors, officers and the members of our fiscal board have undertaken to refer to the B3 Arbitration Chamber any and all disputes, including between us and our shareholders, relating to or derived from the enforceability, validity, applicability, interpretation or breach of Brazilian corporate law, our bylaws, rules published by the CMN, the Brazilian Central Bank or the CVM and other rules applicable to the Brazilian capital markets in general, including Level 2 rules, the Level 2 listing agreement, Level 2 sanctions regulations and the rules of the B3 Arbitration Chamber. See “Item 9. The Offer and Listing—Markets.”

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SEC Comment No. 2.

2)      We note that there are outstanding comments on your most recent Form 20-F. Please note that all such comments must be resolved before we act on a request for acceleration of effectiveness of your registration statement on Form F-3.

Response to Comment No. 2.

The Company filed a response to the Staff’s comments on its Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (the “2017 Form 20-F”) on May 24, 2018. On June 5, 2018, the Company received clearance from the Staff regarding its review of the 2017 Form 20-F.

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The Company acknowledges that:

  it is responsible for the adequacy and accuracy of disclosures in its filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
  it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg of Milbank, Tweed, Hadley & McCloy LLP, our counsel, at +55 (11) 3927-7702, or me at +55 (11) 5098-7881.

Sincerely, /s/ Richard F. Lark, Jr. Gol Linhas Aéreas Inteligentes S.A. By: Richard F. Lark, Jr. Title: Chief Financial Officer

cc:  Tobias Stirnberg

      Milbank, Tweed, Hadley & McCloy LLP